SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: May 13, 2009

Press Release

Immediate Release

PARX, a subsidiary of OTI, Signs an Agreement with Agility to Introduce
“EasyPark” in Bermuda

—	Initial Orders to be Delivered in Q3

Fort Lee, NJ, Hamilton, Bermuda –May 12, 2009 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that its subsidiary, PARX Ltd., has signed an agreement with Agility Ltd. for Agility to become PARX’s distributor in Bermuda for the EasyPark product, starting with the city of Hamilton and the LWF Bermuda International Airport. Agility is responsible for operating the program including marketing, sales, help desk, customer support, installation and all local services in Bermuda. Under this agreement Agility will also distribute the EasyPark product throughout the Caribbean.

Norris Ebbin, President of Agility, said: “We are excited about the prospect of introducing EasyPark in Bermuda. We believe it will be accepted very well by customers as their preferred mean to pay for parking not only because it is environmentally friendly, but more importantly because it is easy, cost effective and convenient for end users. We intend to use EasyPark for both on street and off street parking. We are excited to be using a cutting edge technology with EasyPark’s contactless microprocessor-based capabilities.”

Oded Bashan, OTI’s Chairman and CEO, said “PARX’s strategy is to build a solid network of distributors that can introduce its wise parking solutions which include the EasyPark. EasyPark has been well received in every place we have introduced it and we hope to see the same will happen in Bermuda.”

EasyPark system is the largest field tested in-vehicle parking meter implementation of its kind with more than 30 cities and 600,000 users around Israel. Late last year OTI and PARX have announced the introduction of EasyPark in Italy as well.

PARX’s parking solutions include EasyPark, a comprehensive easy-to-use electronic parking payment system that provides the ultimate solution for drivers, operators and municipalities. It enables drivers to be charged for the exact period of time parked, while simplifying the monitoring, collection and revenue distribution of parking fees. EasyPark solution allows municipalities and parking operators to reduce the cost of parking operation, improve the service to its customers, encourage on street parking, and create new opportunities to increase revenue.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for production, marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

About Agility Ltd.
Agility Ltd, a Bermuda company, provides innovative information systems software and hardware products and consulting services, including digital compliance and electronic payments solutions, in Bermuda and the Caribbean.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the superiority of the EasyPark Solution, the potential market thereof or the expected revenues to be generated from the introduction thereof in Bermuda or elsewhere. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
201 944 5200 ext. 111
galit@otiglobal.com